As filed with the Securities and Exchange Commission on July 2, 2002

Registration No. 333-31993

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-8 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DIEBOLD, INCORPORATED
(Exact name of registrant as specified in its charter)

Ohio	**34-0183970**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5995 Mayfair Road, P.O. Box 3077
North Canton, Ohio 44720-8077
(Address and Zip Code of Principal Executive Offices)

DIEBOLD, INCORPORATED 1997 MILESTONE STOCK OPTION PLAN
(Full title of the plan)

Warren W. Dettinger
Vice President and General Counsel
Diebold, Incorporated
5995 Mayfair Road, P.O. Box 3077
North Canton, Ohio 44720-8077
(Name and address of agent for service)

(330) 489-4000
(Telephone number, including area code, of agent for service)

This Post-Effective Amendment is being filed solely to remove from registration securities that were registered and will not be issued in connection with the Company's offering.

This Post-Effective Amendment to the Registration Statement shall become effective upon filing with the Securities and Exchange Commission pursuant to Rule 464 under the Securities Act of 1933.

Termination of Registration

    Diebold, Incorporated (the "Company") filed its Registration Statement No. 333-31993 on Form S-8 (the "Registration Statement") with the Securities and Exchange Commission with respect to the registration of 560,000 of the Company's Common Shares of the par value of $1.25 per share (the "Common Shares"), which were to be issued to employees under the Company's 1997 Milestone Stock Option Plan (the "Plan").

    The Company will no longer issue Common Shares under the Plan. Pursuant to the undertaking included in the Registration Statement, this Post-Effective Amendment No. 1 is being filed to remove from registration the 559,800 Common Shares that have not been issued under the Plan and, accordingly, remain unsold upon termination of the offering pursuant to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Diebold, Incorporated certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Registration Statement on Form S-8 and has duly caused this Post-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of North Canton, State of Ohio, on this 28th day of June, 2002.

DIEBOLD, INCORPORATED

By: /s/Charee Francis-Vogelsang

Charee Francis-Vogelsang
Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 has been executed by the following persons in the capacities indicated as of June 28, 2002.

/s/Walden W. O'Dell Walden W. O'Dell	Chairman of the Board, President and Chief Executive Officer and Director, (Principal Executive Officer)
/s/Gregory T. Geswein Gregory T. Geswein	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
* Louis V. Bockius III	Director
* Richard L. Crandall	Director
 Gale S. Fitzgerald	Director
* Donald R. Gant	Director
* L. Lindsey Halstead	Director
* Phillip B. Lassiter	Director

_____*_____ John N. Lauer	Director
_____*_____ William F. Massy	Director
_____ Eric J. Roorda	Director
_____*_____ W. R. Timken, Jr.	Director

*The undersigned by signing her name hereto, does sign and execute this Post-Effective Amendment No. 1 pursuant to a Power of Attorney executed on behalf of the above-indicated officers and directors of Diebold, Incorporated and filed previously as Exhibit 24 the Registration Statement on behalf of each such person.

By: /s/Charee Francis-Vogelsang
_____

Charee Francis-Vogelsang, Attorney-in-fact

June 28, 2002